UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION   Sec File Number 0-28152
                                                     Cusip Number 00826M103
                       WASHINGTON, DC 20549

                             FORM 12b-25

                       NOTIFICATION OF LATE FILING


   [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

   For Period Ended:  March 31, 2000

   [  ]     Transition Report on Form 10-K
   [  ]     Transition Report on Form 20-F
   [  ]     Transition Report on Form 11-K
   [  ]     Transition Report on Form 10-Q
   [  ]     Transition Report on Form N-SAR

   For the Transition Period Ended:  _______________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: This notification relates to the infomation required by Part I, Items 1, 2, and 3, of Form 10-Q.

                         Part I - Registrant Information

                         AFFINITY TECHNOLOGY GROUP, INC
                           Full Name of Registrant

                                 NOT APPLICABLE
                            Former Name if Applicable

                           1201 MAIN STREET, SUITE 2080
               Address of Principal Executive Office (Street and Number)

                          COLUMBIA, SOUTH CAROLINA 29201
                            City, State and Zip Code


                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

On May 12, 2000 and in connection with conversations between the Registrant and its independent auditors, Ernst & Young, LLP, the Registrant became aware of an issue that may affect its accounting for compensation expense associated with its stock option plans.

Such issue could not be resolved prior to the prescribed date for the filing of the Registrant's 10-Q for the quarter ended March 31, 2000.

Resolution of such issue may affect the Registrant's financial results for the quarter ended March 31, 2000 and, possibly, periods prior thereto.

The Registrant currently is unable to quantify the impact, if any, on financial results.


                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notifica-tion:
        Joseph A.Boyle                         (803)                758-2528
         (Name)                              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes          [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject portion thereof?
             SEE NARRATIVE IN PART III ABOVE.

                                              [ ]  Yes           [  ]  No
        If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                         AFFINITY TECHNOLOGY GROUP, INC.
                                   (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2000
By:     /s/     Joseph A. Boyle
                                                        Joseph A. Boyle
                                                        Chief Financial Officer